Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Net income	84,883	257,832	176,401	103,672	64,242
Taxes	28,743	87,595	63,825	36,236	21,873
Fixed charges	68,908	47,103	40,104	24,318	29,737

Total Earnings	182,534	392,530	280,330	164,226	115,852

Fixed Charges:
Interest expense	31,933	17,783	16,374	4,358	9,907
Applicable portion of rent expense (1)	36,975	29,320	23,730	19,960	19,830

Total Fixed Charges	68,908	47,103	40,104	24,318	29,737

Ratio of Earnings to Fixed Charges	2.65	8.33	6.99	6.75	3.90

1.	Represents one-third of rent expense, which we believe approximates the portion of rent expense that relates to interest.